FORM 11-K
        FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
          AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1034


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
 OF 1934


For the fiscal year ended          November 29, 1996

                          OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                to
Commission file number 1-5197


A. Full title of the plan and address of the plan, if different from that of the issurer below:

     Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and
     Trust


B. Name of issurer of the securities held pursuant to the plan and the address of its principal executive office:

     Plymouth Rubber Company Inc., 104 Revere Street, Canton, Massachusetts

           REPORT OF INDEPENDENT ACCOUNTANTS



     TO THE PLAN ADMINISTRATOR OF
     PLYMOUTH RUBBER COMPANY
     RETIREMENT SAVINGS AND PROFIT SHARING
     PLAN AND TRUST
     Canton, Massachusetts  02021


     We have audited the accompanying statement of net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 1996, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 1996, and the changes in its net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.




     Morris & Morris, P.C.
     Morris & Morris, P.C.
     Needham Heights, Massachusetts
     May 21, 1997

                        PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING
                            PLAN AND TRUST

          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           December 31, 1996

                                ASSETS

Investments, at Market                               $ 4,886,396

Cash and Equivalents                                     842,510

Participant Loan Fund                                    239,807

Employer Contribution Receivable                         189,002


         TOTAL ASSETS                                $ 6,157,715





                NET ASSETS AVAILABLE FOR PLAN BENEFITS


NET ASSETS AVAILABLE FOR PLAN BENEFITS               $ 6,157,715












        The accompanying notes and independent auditors' report are an integral part of the financial statements.

                        PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING
                            PLAN AND TRUST

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     Year Ended December 31, 1996


ADDITIONS:

   Employee Contributions                                 $    715,373

   Change in Unrealized Gains on Investments                   649,930

   Employer Contributions                                      189,002

   Interest Income                                              82,775

   Dividend Income                                              36,366

   Net Realized Gain Upon Disposition of Investments            23,336

   Employee Rollover                                            22,414

                                                             1,719,196

DEDUCTIONS:

   Benefits Paid to Trust Beneficiaries                        103,712

   Employee Transfers                                           44,172

   Administrative Services                                      40,662

                                                               188,546

      Net Additions                                          1,530,650


ASSETS AVAILABLE FOR PLAN BENEFITS,
   Beginning of Year                                         4,627,065

ASSETS AVAILABLE FOR PLAN BENEFITS,
   End of Year                                            $  6,157,715



       The accompanying notes and independent auditors' report are an integral part of the financial statements.

                        PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING
                            PLAN AND TRUST

                        SUMMARY OF INVESTMENTS
                         December 31, 1996               December 31, 1995
                          ERISA                         ERISA
                          Value        Market           Value          Market


U.S. Government
 Obligations           $   -          $    -        $     -        $    -

Foreign Government
Obligations                55,188         53,055        53,511         60,063

Corporate Bonds
and Debentures            457,655        444,897       395,463        417,804

Common Stocks           3,421,353      4,165,039     2,213,409      2,795,085

Party-in-Interest
 Investments              302,270        223,405       223,620        295,538


     TOTALS            $4,236,466     $4,886,396    $2,886,003     $3,568,490


                        PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING
                            PLAN AND TRUST

                         DETAIL OF INVESTMENTS
                           December 31, 1996


                                                 ERISA
Face Value        Company             Due        Value        Market

FOREIGN GOVERNMENT OBLIGATIONS

  $ 50,000       Ontario Prov.
                 CDA 8%            10/17/2001    $  55,188   $  53,055


                 TOTALS                          $  55,188   $  53,055


CORPORATE BONDS AND DEBENTURES

  $ 50,000      Ford Holdings Co., Inc.
                 9.25%             07/15/97      $  52,695   $  50,891

    25,000      General Motors Accept. Corp.
                 7.125%            06/01/99         26,004      25,406

    50,000      Philip Morris Cos., Inc.
                 8.625%            03/01/99         53,898      51,984

    50,000      Texas Utilities Elec. Co.
                1st Mtg & Col
                 6.75%             03/01/2003       51,289      49,883

    50,000      Nationsbank Corp.
                 6.875%            02/15/2005       52,094      49,461

    21,398 sh.  Strategic Active Management
                 Bond Fund for Employee Trusts     221,675     217,272


                  TOTALS                         $ 457,655   $ 444,897


                        PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING
                            PLAN AND TRUST

                   DETAIL OF INVESTMENTS (Continued)
                           December 31, 1996

COMMON STOCKS
                                                       ERISA
Shares      Company                                    Value       Market
   300      Allied Signal                          $   14,250   $   20,100
   600      American General Corp.                     20,925       24,525
   200      American International Group, Inc.         18,500       21,650

   200      American Telephone & Telegraph, Co.         9,325        8,675
   400      Amsouth Bancorporation                     16,150       19,350
   500      Automatic Data Processing, Inc.            18,563       21,438

   350      Bristol Myers Squibb Co.                   30,056       38,150
   200      Eastman Kodak                              13,400       16,050
   200      Exxon Corp.                                16,100       19,600

   600      First Data Corp.                           23,796       21,900
   350      General Electric Co.                       25,200       34,606
   632      GTE Corporation                            27,729       28,677

   400      Hewlett Packard Co.                        20,970       20,100
   250      Intel Corporation                          14,188       32,734
    64      Lucent Technologies, Inc.                   3,625        2,960

   500      May Department Stores Co.                  19,137       23,375
   700      McDonalds Corp.                            31,588       31,763
   450      Merck & Co., Inc.                          29,531       35,831

   200      Mobil Corp.                                22,350       24,450
   400      Pepsico, Inc.                              11,175       11,700
   300      Reuters Holdings                           16,538       22,950

   200      Royal Dutch Petroleum Co.                  28,225       34,150
   500      Warner Lambert Co.                         24,281       37,500
29,368      Matrix Stock Fund                       2,320,332    2,853,724

34,136     Strategic Active Management
             Stock Fund for Employee Trusts           645,419      759,081

                 TOTALS                            $3,421,353   $4,165,039


                                    PLYMOUTH RUBBER COMPANY
                             RETIREMENT SAVINGS AND PROFIT SHARING
                                         PLAN AND TRUST

                               DETAIL OF INVESTMENTS (Continued)
                                       December 31, 1996


PARTY-IN-INTEREST INVESTMENTS
                                                      ERISA
                                                      Value        Market
    15,416  Plymouth Rubber Co., Inc. -
              Class A                              $ 154,770    $  110,803

    16,231  Plymouth Rubber Co., Inc. -
              Class B                                147,500       112,602

               Total Party-In-Interest
                 Investments                       $ 302,270    $  223,405


                        PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING
                         PLAN AND TRUST

                  NOTES TO FINANCIAL STATEMENTS

                  Year Ended December 31, 1996


A.   DESCRIPTION OF THE PLAN

     The following description of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

1.   General Information

     Effective December 1, 1989, Plymouth Rubber Company, Inc. (the Company), as Plan sponsor, amended a trust which embodies a profit-sharing plan for the Company. The Plan is a defined contribution profit-sharing plan for the exclusive benefit of the employees of the Company and their bene-ficiaries, enabling participants to save and invest in accordance with the terms of the Plan. The Plan, as amended, is established under provisions of Section 401(a) and 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Participants in the Plan may elect to participate in a tax-deferred savings program offered under the Plan, whereby contri-butions are made through payroll deductions.

2.   Administration

     The Plan is administered by the Company in accordance with the Plan Agreement. Trustees consist of designated Company directors and officers. The Plan's record keeper is Kimball, Akins and Bigwood. The Plan's assets are held in trust by State Street Bank & Trust Company. Expenses for record keeping and benefit distributions of the Plan are paid by the Company.

3.   Eligibility

     An employee is eligible to participate in the Plan upon the completion of one year of continuous service with a minimum of 1,000 hours of service and attainment of age 21.

                      PLYMOUTH RUBBER COMPANY
               RETIREMENT SAVINGS AND PROFIT SHARING
                          PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS

                   Year Ended December 31, 1996


A.       DESCRIPTION OF THE PLAN (Continued):

         4.  Contributions

             Participants may contribute up to 15% of their annual before-tax compensation, as defined in the Plan Agreement. Before-tax contributions are limited to the maximum 401(k) contribution permitted by law. Contributions from the Company are discretionary and are limited to the maximum amount deductible under the Internal Revenue Code.

         5.  Vesting

             A participant's vested interest in Company-discretionary contri-butions, plus actual earnings thereon, is based upon years of service to the Company as follows:

                                                  Vested
             Years of Service                   Percentage

             Less than three years                  0%
             3 years but less than 4 years         10
             4 years but less than 5 years         20
             5 years or more                      100

             A participant is always fully vested in his or her voluntary contributions and earnings thereon.

         6.  Participant Loans

             Participants may borrow amounts not to exceed the lesser of fifty percent (50%) of the participant's vested account balance, or $50,000, reduced by the highest outstanding loan balance during the preceding twelve (12) months. Participants may take up to two loans in a calendar year, but may not have more than one loan out-standing at a time. Repayment terms of the loans are determined by each employee, but generally may not exceed sixty (60) months, and bear a reasonable rate of interest.

                      PLYMOUTH RUBBER COMPANY
               RETIREMENT SAVINGS AND PROFIT SHARING
                          PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS

                   Year Ended December 31, 1996


A.  DESCRIPTION OF THE PLAN (Continued):

    7.   Distributions

         Distributions are made to participants or their beneficiaries upon death, retirement, disability, termination of employment or financial hardship. If one of the preceding events occur and the participants' or their beneficiaries' account balance is in excess of certain limitations, they may elect to have the Plan continue to administer their account balance.

    8.   Plan Amendment and Termination

         The Company intends to continue the Plan without interruption, but reserves the right to terminate or amend the Plan. In the event that the Company terminates the Plan, there shall be immediate and full vesting for all participants.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    1.   Method of Accounting

         The financial statements have been prepared using the accrual basis of accounting.

         Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sale of investments is computed based upon the difference between net sales price and ERISA value.

         Investments at year end are reported at market value (ERISA value). ERISA value for investments is determined by adjusting current year purchases or prior year market value (ERISA value), to market value at the end of the Plan year. ERISA value is then used as the basis for all transactions for the following year.

                       PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING
                           PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS

                    Year Ended December 31, 1996


B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

    1.  Method of Accounting (Continued)

        In accordance with the policy of stating investments at market value, net unrealized gain or loss on investments for the year, is reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

    2.  Investment Valuation

        The value of investments, other than cash and equivalents, is based on the closing prices on December 31, 1996, as received from State Street Bank & Trust Company.

    3.  Income Taxes

        The Plan has received a favorable determination letter from the Internal Revenue Service dated March 27, 1991, with respect to the tax-exempt status of the Plan.

C.  CONTRIBUTION DUE FROM EMPLOYER:

    The Company's Board of Directors voted to make discretionary contributions on behalf of the Company, to the Plan in the amount of $189,002 for the year ended December 31, 1996.

D.  CASH AND EQUIVALENTS:

    State Street Bank & Trust Co.                $ 842,510

E.  PARTICIPANT LOAN FUND:

    Balance, Beginning of Year                   $ 190,830

    Plus:  Loans Issued                            175,427

    Less:  Loan Repayments                        (126,450)

    Balance, End of Year                         $ 239,807

    Interest income earned on employee fund loans for the year ended December 31, 1996 was $22,142, and is included in interest income.

                       PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING
                            PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS

                     Year Ended December 31, 1996


F.  NET GAINS REALIZED UPON DISPOSITION OF INVESTMENTS:

                                             ERISA      Sale         Gain
                                             Value     Proceeds     (Loss)

           Common Stocks                  $ 223,314    $247,116    $  23,802

           Corporate Bonds and
             Debentures                      25,687      25,221         (466)


               TOTALS                     $ 249,001   $ 272,337    $  23,336


G.  PURCHASES OF SECURITIES (COST):

           Common Stocks                                           $ 856,310

           Corporate Bonds and
             Debentures                                               60,663


               TOTAL                                               $ 916,973

                          SIGNATURES


  The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer of the employee benefit plan) have duly caused this annual report to be signed on behalf by the undersigned thereunto duly authorized.



                                            Plymouth Rubber Company Retirement
                                     Savings and Profit Sharing Plan and Trust




  Date:   May 21, 1997                                  Duane E. Wheeler
                                                        Duane E. Wheeler
                                                            Trustee